SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras enters into an agreement for the acquisition of the companies, El Paso Rio Claro Ltda. (Macaé Merchant) and El Paso Rio Grande Ltda.

Rio de Janeiro, February 02 , 2006 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], , a Brazilian international energy company, advises that it signed, yesterday, a Memorandum of Understanding (MOU), containing the terms for the acquisition of the companies El Paso Rio Claro Ltda. (Macaé Merchant) and El Paso Rio Grande Ltda (Marketco). Following the signature of the MOU, the parties will now commence a due diligence process, the negotiation and the preparation of the definitive contracts to conclude the transaction.

The parties will make every effort to conclude the transaction in the least possible time, and definitive contracts shall be signed by mid-March 2006.

With the signature of the MOU, the parties will jointly request the temporary suspension of the international arbitration proceedings and of the Cautelar Court proceedings in process in the Courts of the State of Rio de Janeiro. In the event the process of due diligence, the detailing and negotiation of the acquisition process take place to the satisfaction of the parties, the definitive contracts will be executed with a price of US$ 357.5 million for the debt and transfer of the quotas. Once this transaction is concluded, the parties are to jointly request the termination of the international arbitration proceedings and of the Cautelar Court proceedings.

The total sum of approximately R$ 518 million which was deposited by Petrobras with Banco Itaú S.A. for the benefit of El Paso Rio Claro Ltda., against provision of a bank guarantee letter issued by the same bank, will be returned to Petrobras upon the conclusion of the transaction, together with corresponding interest.

The final terms of the definitive contracts will need to be submitted for the approval of the Board of Directors and of the Administrative Council of Petrobras and for the approval of the relevant bodies of El Paso.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 2202-B
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 3224-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 02, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.